AMENDMENT AND WAIVER TO AGREEMENT AND PLAN OF MERGER

This Amendment and Waiver (this “Amendment”), dated as of February 5, 2025 by and among Tempur Sealy International, Inc., a Delaware corporation (“Parent”), Lima Holdings Corporation, a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), Lima Deal Corporation LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub 2”), Mattress Firm Group Inc., a Delaware corporation (the “Company”), and Steenbok Newco 9 Limited, a private limited company incorporated in England and Wales (the “Stockholder Representative”), solely in its capacity as the Stockholder Representative, amends and waives certain provisions of that certain Agreement and Plan of Merger, dated as of May 9, 2023 (and as may be further amended, modified and/or supplemented from time to time, the “Agreement”), by and among Parent, Merger Sub, Merger Sub 2, the Company and the Stockholder Representative.

RECITALS

WHEREAS, pursuant to Section 8.7 of the Agreement, the Agreement may be amended by mutual agreement of the Parties in writing and subject to applicable Law;
WHEREAS, the Parties desire to amend the Agreement as set forth herein; and

WHEREAS, the Parties wish to acknowledge that all conditions to the Closing contained in Section 1.2 of the Agreement have been met, waived or otherwise satisfied (other than conditions that by their nature are to be satisfied at the Closing), such that the Closing may occur immediately after the execution of this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to amend the Agreement as follows:

1.Definitions; Section References. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Agreement. All section references in this Amendment refer to sections of the Agreement, unless expressly stated otherwise.

2.    Amendments to Section 1.5(c). Section 1.5(c) of the Agreement shall be deleted and replaced as follows:

(c) Parent shall take all necessary corporate action to cause, as promptly as practicable after the Effective Time, (i) the total number of directors constituting the Parent Board to be increased by one director, and (ii) Peter Sachse to be appointed to such newly created directorship.

3.    Amendments to Section 2.1(b) and 2.1(i). The reference to Parent Stock Value in the last sentence of Section 2.1(b) and in Section 2.1(i) of the Agreement shall be deemed deleted and replaced as follows: “average of the opening and closing price per share of Parent Common Stock on the NYSE on the trading day immediately prior to the Closing Date”.

4.    Amendments to Section 2.1(c). Section 2.1(c) of the Agreement shall be deleted and replaced as follows:

(c) Treatment of Company RSUs in Connection With the First Merger. At the Effective Time, each outstanding Company RSU (which shall reflect and include full allocation of the Restricted Stock Unit Bonus Pool) shall, automatically and without any required action on the part of the Company or the holder thereof, become immediately fully vested (including with respect to performance-based Company RSUs, vesting reflecting achievement of maximum performance) and shall be converted into the right to receive (without interest), promptly after the Effective Time, the Per Share Merger Consideration with respect to each Company RSU, less applicable Taxes required to be withheld with respect to such payment, to be paid in accordance with and subject to the applicable provisions of this Agreement and the Escrow Agreement. The Per Share Merger Consideration payable in respect of the Company RSUs shall be payable in the same ratio as the Per Share Cash Consideration and the Per Share Stock Consideration is payable with respect to the holders of Company Common Stock, provided that the applicable Taxes shall be withheld as provided in Section 2.5. As of the Effective Time, all Company RSUs shall automatically be cancelled and extinguished and cease to exist, and each holder thereof shall cease to have any rights with respect thereto other than the right to receive the Per Share Merger Consideration, without interest, in accordance with and subject to the applicable provisions of this Agreement, the Management Lockup Agreement and the Escrow Agreement.

5.    Amendments to Section 2.4(b). Section 2.4(b) of the Agreement shall be deleted and replaced as follows:

(b) No later than four (4) Business Days after the Closing Date, Parent shall (or shall cause the Exchange Agent to) deliver to each holder of shares of Company Common Stock and each holder of a Company Equity Award that is or will be at the Effective Time entitled to the Per Share Merger Consideration (including each current or former non-employee director of the Company), a letter of transmittal and instructions (in form and substance reasonably satisfactory to Parent) (the “Letter of Transmittal”); provided, that if a Company Stockholder or current or former non-employee director holder of Company Awards has not delivered all documentation, in form and substance reasonably acceptable to Parent, necessary to determine whether or not such Company Stockholder or non-employee director is an “accredited investor” (as contemplated by Section 5.6(d)) or is otherwise qualified to receive the Per Share Stock Consideration under applicable law, then Parent shall (or shall cause the Exchange Agent to) only deliver a Letter of Transmittal to such Company Stockholder or non-employee director as promptly as practicable after receipt of such documentation); provided, further, that if a current or former employee holder of Company Awards has not delivered all documentation, in form and substance reasonably acceptable to Parent, necessary to determine whether or not such employee is an “accredited investor” or is otherwise qualified to receive the Per Share Stock Consideration under applicable law, then Parent shall not be required to deliver to such employee the aggregate Per Share Stock Consideration payable to such employee hereunder until receipt of such documentation. Subject to Section 2.4(e), no later than three (3) Business Days after the receipt by the Exchange Agent from a holder of a duly completed and validly executed (in each case as reasonably determined by Parent) Letter of Transmittal and such other customary documents as may reasonably be required by Parent or the Exchange Agent, the Exchange Agent shall issue to such holder in exchange therefor, as applicable, (i) by check or wire transfer, cash in the amount equal to the aggregate Per Share Closing Cash Consideration and any cash in lieu of any fractional shares, that such holder has the right to receive pursuant to this Agreement, and (ii) book-entry shares of Parent Common Stock equal to the aggregate Per Share Stock Consideration that such holder has the right to receive pursuant to this Agreement, in each case, without interest and subject to applicable Tax withholding; provided, that, in each case of clauses (i) and (ii), payments will be made at such time as necessary to avoid a violation and/or adverse tax consequences under Section 409A of the Code.

6.    Amendments to Section 2.4(e). Section 2.4(e) of the Agreement shall be deleted and replaced as follows:

(e) Notwithstanding anything herein to the contrary,

i.as soon as reasonably practicable after the Closing Date and in any case no later than five (5) Business Days after the Company delivers to Parent the payroll processing workbook containing the final 280G excise tax calculations prepared by Alvarez & Marsal (“Final Payroll Spreadsheet”), Parent shall cause the Company to pay through the Company’s off-cycle payroll, the Per Share Cash Consideration payable in respect of Company Equity Awards (and any cash in lieu of any fractional shares payable to holders of Company Equity Awards) and payments in respect of the Phantom PIK Loan Awards, in each case pursuant to Section 2.1 and the Company Equity Plans, payable to current and former employees of the Company, less any applicable income and employment withholding Taxes (and, with respect to proceeds relating to the release of Escrow Funds payable to current and former employees of the Company, Parent shall cause the Company to pay such proceeds through the Company’s payroll at approximately the same time such proceeds are paid to or on behalf of holders of shares of Company Common Stock); and

ii. as soon as reasonably practicable after the Closing Date and in any case no later than five (5) Business Days after the Company delivers to Parent the Final Payroll Spreadsheet, Parent shall instruct Parent’s transfer agent to issue the Per Share Stock Consideration payable in respect of the Company Equity Awards, pursuant to Section 2.1 and the Company Equity Plans, to current and former employees of the Company, directly to such current and former employees.

provided that, in each case of clauses (i) and (ii), Parent shall not knowingly take any action which is intended to prevent the prompt delivery of the Final Payroll Spreadsheet to the Company or by the Company to Parent, and payments will be made at such time as necessary to avoid a violation and/or adverse tax consequences under Section 409A of the Code.

7. Amendments to Section 2.5(b). Section 2.5(b) of the Agreement shall be deleted and replaced as follows:

(b) To satisfy any necessary Tax withholding with respect to the Company Equity Awards, the withholding shall be accomplished by withholding cash solely from the Per Share Cash Consideration and amounts payable to such holders in respect of the Phantom PIK Loan Awards (to the extent such Phantom PIK Loan Awards are payable in connection with the Closing) (the “Gross Cash Proceeds”), provided, that, any incremental withholding that would, due to the application of this Section 2.5(b), result in a holder of Company Equity Awards receiving, on an after-tax basis (taking into account all Taxes payable with respect to the Gross Cash Proceeds, assuming all federal, state and local income taxes payable at the maximum rate applicable to such holder, and including, but not limited, any employment Taxes payable by such holder and any excise tax due pursuant to Section 4999 of the Code), less than 10% of the Gross Cash Proceeds payable to such holder (the “Cash Proceeds Threshold”), such incremental withholding shall be effected by net settlement of Parent Common Stock with respect to the Per Share Stock Consideration (applying the average of the opening and closing price per share of Parent Common Stock on the NYSE on the trading day immediately prior to the Closing Date) payable to such holder of Company Equity Awards.

8. Amendments to Section 5.12(e). Section 5.12(e) of the Agreement shall be deleted and replaced as follows:
(e)
i.On the Closing Date, the Company shall pay any accrued but unpaid cash bonuses under the Company’s annual short-term cash incentive bonus program, accrued and based on the Company’s pro-rated performance, in each case, through the Closing Date, as determined by the Company Board in its sole discretion prior to the Closing through the Company’s off-cycle payroll, less any applicable income and employment withholding Taxes; provided, that if such payment is not initiated prior to the Closing, Parent shall pay, or shall cause the Company to pay, such amounts through the Company’s off-cycle payroll on or as soon as practicable following, but in any event no more than one (1) Business Day following the Closing Date. For avoidance of doubt, Parent or the Company, as applicable, shall be deemed to have taken the action to pay amounts provided in Sections 5.12(e)(i)-(iii) when Parent or the Company, as applicable, initiates payment with the payroll processor.

ii.no later than five (5) Business Days after the Company delivers to Parent the Final Payroll Spreadsheet, Parent shall pay, or shall cause the Company to pay, any bonus (not to include payments set forth in Section 2.4(e)(i) and bonuses pursuant to the Company’s annual long-term cash incentive bonus program), sale, retention, change in control, transaction or similar payments that are payable, accelerated, vested or accrued in connection with or as a result of the Mergers and the transactions contemplated hereby, through the Company’s off-cycle payroll, less any applicable income and employment withholding Taxes. Notwithstanding the foregoing, the payment of any long-term incentive plan bonuses is not intended to be covered by the foregoing language.

iii.no later than five (5) Business Days after the Closing Date, Parent shall pay, or shall cause the Company to pay, any severance payments outstanding as of the Closing through the Company’s off-cycle payroll, less any applicable income and employment withholding Taxes.

iv.With respect to the Company’s Amended and Restated Annual Long-Term Incentive Plan for the Company’s fiscal years 2023 (covering the 3-year performance period commencing September 28, 2022), 2024 (covering the 3-year performance period commencing October 4, 2023) and 2025 (covering the 3-year performance period commencing October 2, 2024) (each, an “LTIP” and together, the “LTIPs”), Parent agrees to pay or cause the Company to pay to the applicable Participant (as defined in the applicable LTIP), any amounts which are earned and become due pursuant to the terms and conditions of the applicable LTIP after the Closing Date in connection with awards granted under such LTIP that are granted and outstanding as of the Closing Date. Company represents and warrants to Parent that there are no awards granted and outstanding as of the Closing Date under the Company’s Amended and Restated Annual Long-Term Incentive Plan (or similar long-term incentive plan or program) other than the awards under the LTIPs. For the avoidance of doubt, Parent and its Affiliates (including the Company) shall have no obligation to grant any new or additional LTIP awards. The foregoing notwithstanding, the Company will use commercially reasonable efforts to obtain Employee Consents (as defined below) from each participant who was granted an outstanding award under the 2025 LTIP. For purposes hereof, the “Employee Consent” means the written consent of such participant, received prior to or following the Closing, to amend such participant’s 2025 LTIP such that the award granted under the 2025 LTIP is reduced by two-thirds (2/3) (i.e., participant will only be eligible to receive one-third (1/3) of the original award amount), (x) 50% of which vests to the extent such participant is employed by the Company through December 31, 2025 and (y) 50% of which vests based on deemed achievement of 2025 EBITDA (as defined in the 2025 LTIP) at 140% of target for the Company’s 2025 fiscal year (regardless of actual Company performance), subject to such participant’s continued employment by the Company through December 31, 2025; provided, to the extent a participant is terminated without cause or resigned for good reason (each as defined in the Employee Consent) prior to December 31, 2025, such participant will be eligible to receive full payout of the 2025 LTIP as if participant provided services through December 31, 2025.

9. Vesting of Company RSUs. The parties hereto acknowledge and agree, on behalf of themselves (and, in the case of the Stockholder Representative, on behalf of the Company Stockholders and the Company Award Holders), that each Company RSU outstanding as of the time of Closing shall vest upon and as a result of the occurrence of the Closing, as the Closing will qualify as the “Exit Event” (as defined in the applicable award agreement) that satisfies the “RSU Settlement Condition” (as defined in the applicable award agreement) pursuant to the applicable award agreement.

10.    Acknowledgments Regarding Satisfaction of Closing Conditions and Waiver of Certain Timing Requirements. By executing this Amendment, the parties hereto acknowledge and agree that:

(a)each of the conditions set forth in Section 1.2 of the Agreement have been met, waived or otherwise satisfied (other than conditions that by their nature are to be satisfied at the Closing), such that the Closing may occur immediately following the execution of this Amendment;

(b)each party hereto hereby waives the timing requirements associated with the obligations to make any deliveries in each of the following listed sections of the Agreement, such that such deliverables shall be deemed to have been duly and timely delivered if they are delivered prior to the Closing: (i) Section 2.2(a) (Delivery of Estimated Closing Statement), (ii) Section 5.29 (Update to Disclosure Letter and number of Relinquished Shares), (iii) Section 5.12(d) (401K Plan with 10 BD prior to Closing notice period to not terminate Company plan), (iv) Section 5.12(f) (280G Vote), (v) Section 5.6(a) (Delivery of Registration Reporting Information), (vi) Section 5.6(c) (Delivery of Accredited Investor Status), (vii) Section 5.21 (Delivery of Draft and Executed Payoff Letters), and (viii) Section 5.24(a) (Delivery of Certain Financing Information).

11. Miscellaneous.

(a)Except as expressly amended by this Amendment, all terms and conditions of the Agreement remain unchanged and in full force and effect. Whenever the Agreement is referred to in the Agreement or in any other agreements, documents or instruments (including the terms “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement” and terms of similar import), such reference shall be to the Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Agreement (as amended hereby) and references in the Agreement to “the date hereof”, “the date of this Agreement” and terms of similar import shall in all instances continue to refer to May 9, 2023.

(b)Article 8 of the Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment and Waiver to be executed as of the first date written above by their respective officers thereunto duly authorized.

TEMPUR SEALY INTERNATIONAL, INC.

By: /s/ Bhaskar Rao
Name: Bhaskar Rao
Title: EVP and CFO

IN WITNESS WHEREOF, the Parties have caused this Amendment and Waiver to be executed as of the first date written above by their respective officers thereunto duly authorized.

MATTRESS FIRM GROUP INC.

By: /s/ Kindel Nuno
Name: Kindel Nuno
Title: EVP Legal and General Counsel

IN WITNESS WHEREOF, the Parties have caused this Amendment and Waiver to be executed as of the first date written above by their respective officers thereunto duly authorized.

LIMA HOLDINGS CORPORATION

By: /s/ Bhaskar Rao
Name: Bhaskar Rao
Title: EVP and CFO

LIMA DEAL CORPORATION LLC

By: /s/ Bhaskar Rao
Name: Bhaskar Rao
Title: EVP and CFO

IN WITNESS WHEREOF, the Parties have caused this Amendment and Waiver to be executed as of the first date written above by their respective officers thereunto duly authorized.

Steenbok Newco 9 Limited

solely in its capacity as the Stockholder Representative

By: /s/ Theodore de Klerk
Name: Theodore de Klerk
Title: Director